UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sequans Communications S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.02
(Title of Class of Securities)

817323 108 (American Depositary Shares, each representing one ordinary share)
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-l(b)

     ☐ Rule 13d-l(c)

     ☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 817323 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kennet Capital Management (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 3,219,766
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,219,766
	8.	Shared Dispositive Power 0
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,766
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
	11.	Percent of Class Represented by Amount in Row (9) 9.3%*
	12.	Type of Reporting Person (See Instructions) CO
*	Based on a total of 34,521,629 shares of the Issuer’s ordinary shares outstanding as of March 31, 2011, as reported in the Issuer’s Registration Statement on Form F-1.

Page 2 of 10 pages

CUSIP No. 817323 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Harrop
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Great Britain
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,219,766
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,219,766
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,766*
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
	11.	Percent of Class Represented by Amount in Row (9) 9.3%**
	12.	Type of Reporting Person (See Instructions) IN
*	Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the ordinary shares except to the extent of his pecuniary interest therein reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
**	Based on a total of 34,521,629 shares of the Issuer’s ordinary shares outstanding as of March 31, 2011, as reported in the Issuer’s Registration Statement on Form F-1.

Page 3 of 10 pages

CUSIP No. 817323 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David King
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Great Britain
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,219,766
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,219,766
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,766*
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
	11.	Percent of Class Represented by Amount in Row (9) 9.3%**
	12.	Type of Reporting Person (See Instructions) IN
*	Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the ordinary shares except to the extent of his pecuniary interest therein reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
**	Based on a total of 34,521,629 shares of the Issuer’s ordinary shares outstanding as of March 31, 2011, as reported in the Issuer’s Registration Statement on Form F-1.

Page 4 of 10 pages

CUSIP No. 817323 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jane Stammers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Great Britain
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,219,766
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,219,766
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,766*
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
	11.	Percent of Class Represented by Amount in Row (9) 9.3%**
	12.	Type of Reporting Person (See Instructions) IN
*	Pursuant to Rule 13d−4, the Reporting Person disclaims beneficial ownership of the ordinary shares except to the extent of her pecuniary interest therein reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
**	Based on a total of 34,521,629 shares of the Issuer’s ordinary shares outstanding as of March 31, 2011, as reported in the Issuer’s Registration Statement on Form F-1.

Page 5 of 10 pages

Item 1.

	(a)	Name of Issuer:

Sequans Communications S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

19 Le Parvis, 92073 Paris-La Défense, France

Item 2.

	(a)	Names of Persons Filing:

Kennet Capital Management (Jersey) Limited
Michael Harrop
David King
Jane Stammers

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of Kennet Capital Management (Jersey) Limited, David King and Jane Stammers is 47 Esplanade, St Helier, Jersey, JE1 0BD Channel Islands; the principal business office of Michael Harrop is Greystock, Wellington Road, St Saviour, Jersey, JE2 7TH Channel Islands.

	(c)	Citizenship:

The place of organization of Kennet Capital Management (Jersey) Limited is Jersey; the country of citizenship of each of Michael Harrop, David King and Jane Stammers is Great Britain.

	(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.02 per share

	(e)	CUSIP Number:

817323 108 (American Depositary Shares, representing one ordinary share)

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 6 of 10 pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item. 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Kennet Capital Management (Jersey) Limited: 3,219,766 *
Michael Harrop: 3,219,766 *
David King: 3,219,766 *
Jane Stammers: 3,219,766 *

(b) Percent of class:

Kennet Capital Management (Jersey) Limited: 9.3% *
Michael Harrop: 9.3% *
David King: 9.3% *
Jane Stammers: 9.3% *

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Kennet Capital Management (Jersey) Limited: 3,219,766 *
Michael Harrop: 0 *
David King: 0*
Jane Stammers: 0 *

(ii)	Shared power to vote or to direct the vote

Kennet Capital Management (Jersey) Limited: 0 *
Michael Harrop: 3,219,766 *
David King: 3,219,766 *
Jane Stammers: 3,219,766 *

(iii)	Sole power to dispose or to direct the disposition of

Kennet Capital Management (Jersey) Limited: 3,219,766 *
Michael Harrop: 0 *
David King: 0*
Jane Stammers: 0 *

(iv)	Shared power to dispose or to direct the disposition of

Kennet Capital Management (Jersey) Limited: 0 *
Michael Harrop: 3,219,766 *

Page 7 of 10 pages

David King: 3,219,766 *
Jane Stammers: 3,219,766 *

*
Kennet II LP, or KII, holds 3,205,401 of the Issuer’s ordinary shares and King Street Partners LP, or KSP, holds 14,365 of the Issuer’s ordinary shares. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and dispositive power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, David King and Jane Stammers, who share such voting and dispositive power.  Pursuant to Rule 13d−4, each of Michael Harrop, David King and Jane Stammers disclaims beneficial ownership of the ordinary shares except to the extent of his or her pecuniary interest therein reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As described in Item 4 above, KII holds 3,205,401 of the Issuer’s ordinary shares and KSP holds 14,365 of the Issuer’s ordinary shares. Pursuant to a management agreement KCMJL has sole voting and dispositive power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, David King and Jane Stammers, who share such voting and dispositive power.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2012

KENNET CAPITAL MANAGEMENT (JERSEY) LIMITED

By: /s/ David King	/s/ Michael Harrop
Name: David King	Michael Harrop
Title: Director

/s/ David King
David King

/s/ Jane Stammers
Jane Stammers

Page 9 of 10 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the ordinary shares of Sequans Communications S.A.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 9, 2012

KENNET CAPITAL MANAGEMENT (JERSEY) LIMITED

By: /s/ David King	/s/ Michael Harrop
Name: David King	Michael Harrop
Title: Director

/s/ David King
David King

/s/ Jane Stammers
Jane Stammers

Page 10 of 10 pages